VIA EDGAR SUBMISSION

February 12, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alexandra Barone
Mitchell Austin

Re:	SailPoint Parent, LP
Registration Statement on Form S-1 (as amended)
File No. 333-284339

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, SailPoint Parent, LP (the “Company”) hereby requests that the effective date for the Registration Statement referred to above (the “Registration Statement”) be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on February 12, 2025, or as soon thereafter as is practicable.

Please contact Michael P. Keeley, P.C. at (312) 862-2144 or, in his absence, Lanchi D. Huynh at (214) 972-1673, both of Kirkland & Ellis LLP, the Company’s legal counsel, when the Registration Statement has been declared effective or if you have any other questions or concerns regarding this matter.

Thank you in advance for your assistance.

* * * * *

Very truly yours,

SAILPOINT PARENT, LP

By:	/s/ Chris Schmitt
Name:	Chris Schmitt
Title:	Executive Vice President, General Counsel, and Secretary

SailPoint Parent, LP | www.sailpoint.com

11120 Four Points Drive, Suite 100 | Austin, Texas 78726 | T 512.346.2000

cc:	Mark McClain, Chief Executive Officer, SailPoint Parent, LP

Bradley C. Reed, P.C., Kirkland & Ellis LLP

Michael P. Keeley, P.C., Kirkland & Ellis LLP

Lanchi D. Huynh, Kirkland & Ellis LLP

Nicole Brookshire, Davis Polk & Wardell LLP

Roshni Banker Cariello, Davis Polk & Wardell LLP